

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2010

Marc Hazout
Chief Executive Officer
Silver Dragon Resources Inc.
5160 Yonge Street, Suite 803
Toronto, Ontario, Canada M2N 6L9

> **Re: Silver Dragon Resources Inc.**
> **Form 10-K**
> **Filed March 31, 2010**
> **Response Letter Dated October 5, 2010**
> **File No. 000-29657**

Dear Mr. Hazout:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1.   Please add an explanatory note in the forepart of your amendment, briefly explaining the reasons for the amendment and directing readers to those sections of the filing where further details may be found.

Cover Page

2.   We noted in your draft amended Form 10-K/A1 you disclosed the aggregate market value of your voting and non-voting common equity held by non-affiliates, in response to prior comment 2. We also noted you computed such amount by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of June 30, 2010. However, as this filing relates to your 2009 fiscal year, the calculation should be based on the price as of June 30, 2009, which was the then-most recently completed second fiscal quarter when your initial Form 10-K was filed. Please revise your disclosure, accordingly.

Engineering Comments

3.   We note your inclusion of a map for your Erbahuo Projects as requested by our comment 8, but do not find a map or a statement of materiality for your Cerro las Minitas properties. Please enclose a map for your Cerro las Minitas properties or disclose that these properties are not material to your company.

You may contact Donald F. Delaney, at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718, with questions about engineering comments. Please contact me, at (202) 551-3489, with any other questions.

Sincerely,

W. Bradshaw Skinner
Senior Assistant Chief Accountant